UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for Third Quarter of Fiscal Year 2011
BEIJING, China, November 14, 2011/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd., (“Ku6 Media” or the “Company”, Nasdaq: KUTV) a leading internet television company in China, today announced its unaudited financial results for the third quarter ended September 30 of fiscal year 2011.
Background
In 2010, Ku6 Media (formerly known as Hurray!) completed a series of transactions including acquisition of Ku6 in January 2010 and disposal of its WVAS and music businesses to Shanda Interactive Entertainment Limited (“Shanda”) as well as acquisition of online audio business from Shanda in August 2010, and became a company focusing on online advertising business on its online video platform of www.Ku6.com. As a result, the operating results of WVAS and recorded music were presented as “Operating Results of Discontinued Operations” in the income statements.
Third Quarter 2011 Highlights
•	Total revenues from continuing operations were $4.2 million, up 5.0% from $4.0 million in the second quarter of 2011, and down 2.3% from $4.3 million in the third quarter of 2010. Performance advertising revenue increased continuously and accounted for 72.3% of total revenue in the quarter, as compared to 19.9% in the second quarter of 2011.
•	Net loss from continuing operations was $13.0 million, down 39.8% from a loss of $21.6 million in the second quarter of 2011, and up 2.4% from a loss of $12.7 million in the third quarter of 2010.
Business results
Total revenues from continuing operations, representing advertising revenue from online video portal and online audio operation, were $4.2 million in the third quarter of 2011, representing an increase of 5.0% from $4.0 million in the second quarter of 2011 and a decrease of 2.3% from $4.3 million in the third quarter of 2010. In the second quarter of 2011, the company started to generate revenue from performance advertising using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an agent which is a related party within Shanda. 72.3% of total revenue in the third quarter was from this source, as compared to 19.9% of total revenue in the second quarter of 2011.

Gross loss from continuing operations was $1.3 million in the third quarter of 2011, down 84.1% from $8.2 million in the second quarter of 2011 and down 75.5% from $5.3 million in the third quarter of 2010.
Operating expenses from continuing operations were $11.3 million in the third quarter of 2011, including provisions for accounts receivable of $1.0 million, an accrual for annual bonus of $0.8 million, a loss from disposal of network equipments of $2.4 million due to technological upgraded, and a provision of $1.6 million for possible copyright lawsuits after examining content previously shown on our website. This represents a decrease of 14.4% from $13.2 million in the second quarter of 2011 and an increase of 52.7% from $7.4 million in the third quarter of 2010.
Operating loss from continuing operations was $12.5 million in the third quarter of 2011, a decrease of 41.6% from $21.4 million in the second quarter of 2011 and a decrease of 1.6% from $12.7 million in the third quarter of 2010.
Net loss from continuing operations was $13.0 million in the third quarter of 2011, a decrease of 39.8% from the loss of $21.6 million in the second quarter of 2011 and an increase of 2.4% from the loss of $12.7 million in the third quarter of 2010.
Net loss from discontinued operations (WVAS and recorded music businesses) was nil in the second and third quarter of 2011 since the WVAS and recorded music businesses were sold in August 2010, as compared to $0.4 million of net loss in the third quarter of 2010.
Net loss attributable to Ku6 Media was $13.0 million in the third quarter of 2011, as compared to $21.6 million in the second quarter of 2011 and $12.8 million in the third quarter of 2010.
Net loss attributable to Ku6 Media per basic and diluted ADS was $0.26 in the third quarter of 2011, compared to $0.61 in the second quarter of 2011 and $0.40 in the third quarter of 2010. Weighted average ADS used to calculate diluted net loss per ADS was 50.2 million ADS in the third quarter of 2011, 35.2 million ADS in the second quarter of 2011 and 31.9 million ADS in the third quarter of 2010.
Loss before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was $11.2 million in the third quarter of 2011, compared to $19.9 million in the second quarter of 2011 and $11.4 million in the third quarter of 2010. Reconciliation between net loss attributable to Ku6 Media under U.S. Generally Accepted Accounting Principles (GAAP) and EBITDA is presented at the end of this news release.

As of September 30, 2011, the Company had $41.6 million in cash and cash equivalents, compared to $111.4 million as of June 30, 2011. The significant decrease in cash and cash equivalents was attributed to the redemption of senior convertible bonds of US$50 million from Shanda.
Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “Ku6 Media has made a successful strategic transition and our business has improved in this quarter. We have become more technology focused while improving user experience. We believe our Web 2.0 strategy will help us build a solid foundation for further execution and continuous improvement of operating results in the next few quarters.”
Recent Business Activities
In September, the Company announced the termination of the variable interest entity arrangement with respect to Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), its online audio business operating entity, and the completion of certain transfers and issuances of shares in Yisheng. Following these transactions, the Company holds a 20% economic interest, down from 100%, in Yisheng and has ceased to control Yisheng as a consolidated variable interest entity. All local government registrations relating to the above changes in the registered capital and shareholding of Yisheng were completed on August 11, 2011.
On September 30, 2011, Ku6 Media agreed to redeem senior convertible bonds of US$50,000,000 from Shanda. The senior convertible bonds were issued to Shanda at face value on June 29, 2011. The bonds were to mature in three years after issuance and would bear an interest of 3% per annum, payable semi-annually. Based on the working capital position of the Company, Ku6 Media redeemed the bonds on September 30, 2011 at its issue price with the approval of the board of directors and a special committee comprised of three independent directors.
Note to the financial information
The unaudited financial information disclosed above is preliminary. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results expected for the full year or for any future period. Adjustments to the financial statements may be made when audit work is completed, which could result in significant differences between the audited financial statements and the preliminary unaudited financial information contained in this press release.

Conference call
Ku6 Media’s management team will host a conference call on Monday, November 14, 2011 at 7:30 a.m. EDT, which is Monday, November 14, 2011 at 8:30 p.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.
Dial-in numbers:

U.S.A.:	+17183541231/18665194004 (Toll free)
International:	+6567239381
Conference ID:	25141697
A replay will be available from November 14, 2011 for 7 days.

U.S.A.:	18662145335
International:	+61 2 8235 5000
Conference ID:	25141697
A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/hhkrah5d.
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet television company in China. Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video reports and other interactive entertainment programs for its users. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Ku6 Media Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Ms. Cheng Yu
Associate Finance Director and Acting Investor Relations Manager
Telephone +86 10 5758 6802 in Beijing
ir@ku6.com

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	September 30,	December 31,
	2011	2010
U.S. dollars in thousands

Assets
Current assets:
Cash and cash equivalents	$41,629	$27,295
Restricted cash	5,666	—
Accounts receivable, net of allowance for doubtful accounts	2,314	8,135
Accounts receivable due from related party	2,604	326
Prepaid expenses and other current assets	565	3,487
Other receivable due from related parties	17,781	5,532
Inventories	—	31
Total current assets	70,559	44,806
Deposits	284	—
Property and equipment, net	2,910	8,004
Acquired intangible assets, net	24,501	27,264
Investment in equity affiliate	321	—
Goodwill	6,233	6,896
Total assets	$104,808	$86,970

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$2,066	—
Accounts payable	14,993	15,503
Accounts payable due to related party	12	1,665
Accrued expenses and other current liabilities	12,633	11,462
Other payable due to related parties	16,641	7,777
Total current liabilities	46,345	36,407
Non-current deferred tax liabilities	4,826	4,925
Total liabilities	51,171	41,332

Shareholders’ equity:
Ordinary shares	251	174
Additional paid-in capital	183,677	130,100
Accumulated deficit	(128,511)	(83,105)
Accumulated other comprehensive income (loss)	(1,780)	(1,423)
Total Ku6 Media Co., Ltd. shareholders’ equity	53,637	45,746
Non-controlling interests	—	(108)
Total shareholders’ equity	53,637	45,638
Total liabilities and shareholders’ equity	$104,808	$86,970

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Advertising
Third parties	1,100	4,113	10,169	9,275
Related parties	3,129	159	4,632	514
Total revenues	4,229	4,272	14,801	9,789

Cost of revenues:
Advertising
Third parties	5,482	9,475	26,268	27,747
Related parties	—	73	380	249
Total cost of revenues	5,482	9,548	26,648	27,996

Gross loss	(1,253)	(5,276)	(11,847)	(18,207)

Operating expenses:
Product development	857	—	2,101	—
Selling and marketing	2,005	4,294	11,799	10,214
General and administrative	5,613	3,147	16,837	9,722
Other general expenses	2,800	—	2,800	—
Total operating expenses	11,275	7,441	33,537	19,936

Operating loss from continuing operations	(12,528)	(12,717)	(45,384)	(38,143)

Interest income	49	23	89	50
Other income	32	—	730	—
Interest expense	(330)	(19)	(786)	(31)
Equity in loss of affiliates	(201)	—	(201)	—
Loss before income tax expense	(12,978)	(12,713)	(45,552)	(38,124)

Income tax benefit	—	10	99	31

Net loss from continuing operations	(12,978)	(12,703)	(45,453)	(38,093)

Discontinued operations:
Net loss from discontinued operations, net of tax	—	(407)	—	(3,139)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Gain from disposal of discontinued operations, net of tax	—	—	—	4,487
Net income (loss) from discontinued operations, net of tax	—	(407)	—	1,348
Net loss	(12,978)	(13,110)	(45,453)	(36,745)
Less: Net loss attributable to the non-controlling interest	2	271	47	658
Net loss attributable to Ku6 Media Co., Ltd.	(12,976)	(12,839)	(45,406)	(36,087)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$(0.00)	$0.00	$0.00)
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.26)	$(0.39)	$(1.13)	$(1.26)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$(0.01)	$0.00	$0.04
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.26)	$(0.40)	$(1.13)	$(1.22)

Weighted average shares used in per share calculation-basic and diluted	5,019,786,036	3,194,781,254	4,011,011,072	2,967,456,124
Weighted average ADSs used in per ADS calculation-basic and diluted	50,197,860	31,947,813	40,110,111	29,674,561

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and our competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Net loss attributable to Ku6 Media Co., Ltd.	(12,976)	(12,839)	(45,406)	(36,087)
Add (deduct):
Interest expense	330	5	786	25
Income tax expense (benefit)	—	(30)	(99)	(56)
Depreciation and amortization	1,495	1,496	4,360	3,732
Interest income	(49)	(18)	(89)	(87)
EBITDA	(11,200)	(11,386)	(40,448)	(32,473)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Tony Shen

		Name:	Tony Shen
		Title:	CFO

Date: November 14, 2011